Consolidated Financial Statements

Points.com Inc. (formerly Points International Ltd.)

Years ended December 31, 2021 and 2020

KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Points.com Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Points.com Inc. (formerly Points International Ltd.) (the Company) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive loss, changes in shareholders' equity, and cash flows for each of the years in the two‑year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two‑year period ended December 31, 2021, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 9, 2022 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.  Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments.  The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition associated with new and amended contracts

As discussed in note 3(b) to the consolidated financial statements, the Company's revenue is categorized as principal revenue or other partner revenue and is primarily generated through the sale of loyalty currencies, through services provided to loyalty partners' program members, and through white-labelled technology-enabled solutions and marketing services provided to partners.  The Company's contracts include features that increase the complexity and judgment required when interpreting key terms, and the determination of whether revenue and the direct cost of revenue should be presented on a gross or a net basis.  During the year ended December 31, 2021, the Company generated $344,955 thousand of principal revenue and $25,053 thousand of other partner revenue.

We identified revenue recognition associated with new contracts and certain amended contracts as a critical audit matter.  Significant auditor judgment was required to evaluate key terms in new and certain amended contracts and their impact on revenue recognition in accordance with IFRS 15 Revenue from contracts with customers ("IFRS 15").

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The following are the primary procedures we performed to address this critical audit matter.  We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter.  This included controls over the review of new contracts and certain amended contracts; controls over the Company's evaluation as a principal or an agent; and the review of the resulting revenue recognition under IFRS 15.  We assessed the reasonableness of management's revenue recognition for a selection of new contracts and amendments to certain existing contracts by reading these contracts and evaluating key contract terms.  This included evaluating the identified performance obligations in accordance with IFRS 15, including evaluating the Company's assessment as a principal or an agent in these contracts, and whether revenue and direct costs of revenue should be presented on a gross or a net basis.

We have served as the Company's auditor since 2011.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 9, 2022

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KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Points.com Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Points.com Inc.'s (formerly Points International Ltd.) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  In our opinion, Points.com Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021 and 2020, the related consolidated statements of comprehensive loss, changes in shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements), and our report dated March 9, 2022 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading Management's Report on Internal Control Over Financial Reporting in Management's Discussion & Analysis for the year ended December 31, 2021.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.  We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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We conducted our audit in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audit also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 9, 2022

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POINTS.COM INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Expressed in thousands of United States dollars

As at December 31	Note	2021	2020
ASSETS
Current assets
Cash and cash equivalents		$99,648	$73,070
Cash held in trust		1,427	280
Funds receivable from payment processors		7,741	5,795
Accounts receivable	7	13,099	3,559
Prepaid taxes		205	1,760
Prepaid expenses, deposits and other assets	8	4,366	3,075
Total current assets		$126,486	$87,539

Non-current assets
Property and equipment	9	1,076	1,529
Right-of-use assets	10	980	1,862
Intangible assets	11	10,355	12,130
Goodwill	12	5,681	5,681
Deferred tax assets	13	4,164	3,087
Other assets	8	-	202
Total non-current assets		$22,256	$24,491
Total assets		$148,742	$112,030

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$9,307	$5,766
Income taxes payable		1,560	489
Payable to loyalty program partners		75,275	50,629
Current portion of lease liabilities	14	1,136	1,156
Current portion of other liabilities	15	1,466	847
Current portion of long term debt	18	-	3,500
Total current liabilities		$88,744	$62,387

Non-current liabilities
Long term debt	18	-	11,500
Lease liabilities	14	27	1,136
Other liabilities	15	34	57
Deferred tax liabilities	13	985	1,731
Total non-current liabilities		$1,046	$14,424
Total liabilities		$89,790	$76,811

SHAREHOLDERS' EQUITY
Share capital		70,991	49,251
Contributed surplus		4,878	1,795
Accumulated other comprehensive (loss) income		(123)	623
Accumulated deficit		(16,794)	(16,450)
Total shareholders' equity		$58,952	$35,219
Total liabilities and shareholders' equity		$148,742	$112,030
Guarantees and Commitments	21

The accompanying notes are an integral part of these consolidated financial statements.

APPROVED ON BEHALF OF THE BOARD:
/s/ David L Adams	Chairman
/s/ Robert MacLean	Director and Chief Executive Officer

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POINTS.COM INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

Expressed in thousands of United States dollars, except per share amounts

For the year ended December 31	Note	2021	2020(1)
REVENUE
Principal revenue		$344,955	$196,905
Other partner revenue		25,053	20,482
Total Revenue	5	$370,008	$217,387
Direct cost of revenue	5	319,217	182,384
Gross Profit		$50,791	$35,003

OPERATING EXPENSES
Sales and marketing	24	17,880	14,242
Research and development	24	13,301	10,725
General and administrative	24	14,392	10,403
Depreciation and amortization	9,10,11	4,545	4,859
Impairment charges	11,12	428	1,798
Total Operating Expenses		$50,546	$42,027

Foreign exchange loss (gain)		478	(671)
Finance and other income		(226)	(379)
Finance costs		353	843

LOSS BEFORE INCOME TAXES		$(360)	$(6,817)

Income tax recovery	13	(16)	(1,460)
NET LOSS		$(344)	$(5,357)

OTHER COMPREHENSIVE (LOSS) INCOME
Items that will subsequently be reclassified to profit or loss:
Unrealized gain on foreign exchange derivatives designated as cash flow hedges		143	215
Income tax effect		(38)	(57)
Reclassification to net loss of (gain) loss on foreign exchange derivatives designated as cash flow hedges		(1,134)	384
Income tax effect		301	(102)
Foreign currency translation adjustment		(18)	(1)
Other comprehensive (loss) income for the period, net of income tax		$(746)	$439

TOTAL COMPREHENSIVE LOSS		$(1,090)	$(4,918)

LOSS PER SHARE
Basic loss per share	17	$(0.02)	$(0.41)
Diluted loss per share	17	$(0.02)	$(0.41)

The accompanying notes are an integral part of these consolidated financial statements.

(1) Prior period comparatives have been reclassified to conform with current year presentation. See Note 24.

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POINTS.COM INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Expressed in thousands of United States dollars except number of shares

		Attributable to equity holders of the Company
		Share Capital		Contributed Surplus	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders' equity
	Note	Number of Shares	Amount

Balance at December 31, 2020		13,227,407	$49,251	$1,795	$623	$(16,450)	$35,219
Net loss		-	-	-	-	(344)	(344)
Other comprehensive loss, net of tax		-	-	-	(746)	-	(746)
Total comprehensive loss		-	-	-	(746)	(344)	(1,090)
Effect of share-based compensation expense	6,19	-	-	6,653	-	-	6,653
Share issuances - options exercised		27,875	259	(72)	-	-	187
Settlement of RSUs	19	-	971	(3,498)	-	-	(2,527)
Shares purchased and held in trust	19	-	(3,257)	-	-	-	(3,257)
Shares issued, net of issuance costs of $1,362, net of tax of $492	16	1,687,510	23,767	-	-	-	23,767
Balance at December 31, 2021		14,942,792	$70,991	$4,878	$(123)	$(16,794)	$58,952

Balance at December 31, 2019		13,241,516	$45,799	$-	$184	$(6,791)	$39,192
Net loss		-	-	-	-	(5,357)	(5,357)
Other comprehensive income, net of tax		-	-	-	439	-	439
Total comprehensive loss		-	-	-	439	(5,357)	(4,918)
Effect of share-based compensation expense	6,19	-	-	3,129	-	-	3,129
Share issuances - options exercised		53,374	483	(416)	-	-	67
Settlement of RSUs	19	-	3,207	(4,416)	-	-	(1,209)
Shares repurchased and cancelled	16	(67,483)	(238)	(804)	-	-	(1,042)
Reclassification within equity(1)		-	-	4,302	-	(4,302)	-
Balance at December 31, 2020		13,227,407	$49,251	$1,795	$623	$(16,450)	$35,219

The accompanying notes are an integral part of these consolidated financial statements.

(1) The Corporation has a policy that when contributed surplus is in debit balance, an equivalent amount is reclassified from contributed surplus to accumulated deficit for financial statement presentation purposes.

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POINTS.COM INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in thousands of United States dollars

For the year ended December 31	Note	2021	2020
Cash flows from operating activities
Net loss for the period		$(344)	$(5,357)
Adjustments for:
Depreciation and amortization	9,10,11	4,545	4,859
Unrealized foreign exchange (gain) loss		(781)	1,122
Share-based compensation expense	6,19	6,653	3,129
Finance costs		353	843
Deferred income tax recovery	13	(1,069)	(130)
Impairment charges	11,12	428	1,798
Derivative contracts designated as cash flow hedges		(990)	599
Changes in cash held in trust		(1,147)	2,254
Changes in non-cash balances related to operations	22	18,872	(13,331)
Interest paid		(391)	(812)
Net cash provided by (used in) operating activities		$26,129	$(5,026)

Cash flows from investing activities
Acquisition of property and equipment	9	(904)	(450)
Additions to intangible assets	11	(880)	(1,837)
Net cash used in investing activities		$(1,784)	$(2,287)

Cash flows from financing activities
Proceeds from issuance of share capital, net of issuance costs	16	23,275	-
Proceeds from long term debt	18	-	40,000
Repayment of long term debt	18	(15,000)	(25,000)
Payment of principal portion of lease liabilities	14	(1,231)	(1,293)
Proceeds from exercise of share options		187	67
Shares repurchased and cancelled	16	-	(1,042)
Purchase of shares held in trust	19	(3,257)	-
Taxes paid on net settlement of RSUs	19	(2,527)	(1,209)
Net cash provided by financing activities		$1,447	$11,523

Effect of exchange rate fluctuations on cash held		786	(1,105)
Net increase in cash and cash equivalents		$26,578	$3,105
Cash and cash equivalents at beginning of the period		$73,070	$69,965
Cash and cash equivalents at end of the period		$99,648	$73,070

Interest Received		$126	$365
Taxes Received		$1,768	$-
Taxes Paid		$(166)	$(1,852)

Amounts received for interest and taxes paid and received were reflected as operating cash flows in the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

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POINTS.COM INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

1. REPORTING ENTITY

Points.com Inc. (formerly Points International Ltd.) (the "Corporation") is a company domiciled in Canada. The address of the Corporation's registered office is 111 Richmond Street West, Suite 700, Toronto, ON, Canada M5H 2G4. The consolidated financial statements of the Corporation as at and for the year ended December 31, 2021 comprise the Corporation and its wholly-owned subsidiaries. The Corporation's shares are publicly traded on the Toronto Stock Exchange ("TSX") as PTS and on the NASDAQ Capital Market ("NASDAQ") as PCOM.

Points provides products and services through technology-enabled solutions to loyalty programs around the world. The Corporation's white-labelled services facilitate the accrual or redemption of loyalty program currency (points or miles). Accrual transactions are typically focused on generating revenue for loyalty program partners while redemption transactions are focused on offering additional engagement options for program members that are cost effective for the loyalty program. Points has loyalty program partnerships across the airline, hospitality, financial services and retail verticals.

The Corporation's operations can be moderately influenced by seasonality. Historically, gross profit is highest in the fourth quarter in each year as certain product offerings and marketing activities peak during this time. Commencing 2020, financial results did not follow this trend due to the adverse impact of the COVID-19 pandemic.

During the fourth quarter of 2021, the Board of Directors approved the amalgamation of Points International Ltd. with its wholly-owned subsidiary, Points.com Inc., effective January 1, 2022. As part of this amalgamation process, the name of the public company legal entity changed from Points International Ltd. to Points.com Inc. in 2022.

The consolidated financial statements of the Corporation as at and for the year ended December 31, 2021 are available at www.sedar.com or www.sec.gov.

2. BASIS OF PREPARATION

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements were authorized for issue by the Board of Directors on March 9, 2022.

(b) Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis except for certain assets and liabilities initially recognized in connection with business combinations, and certain financial instruments, which are measured at fair value.

(c) Functional and presentation currency

These consolidated financial statements are presented in U.S. dollars ("USD"), which is the functional currency of the Corporation. All financial information has been rounded to the nearest thousand, except where otherwise indicated.

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POINTS.COM INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

(d) Basis of consolidation

Subsidiaries are entities the Corporation controls. Entities over which the Corporation has control are fully consolidated from the date that control commences until the date that control ceases. All intercompany transactions and balances between subsidiaries are eliminated on consolidation.

(e) Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in these assumptions, including those related to the Corporation's future business plans and cash flows, could materially change the amounts the Corporation records. Actual results may differ from these estimates.

On an ongoing basis, Management has applied judgment in the following areas:

•

interpreting key terms in revenue contracts to identify performance obligations, determine the provision of goods or services and whether revenue and direct costs of revenue should be presented on a gross or net basis;

•	determining cash generating units ("CGUs") for the purpose of impairment testing;
•

choosing methods for depreciating and amortizing our property and equipment, right-of-use assets and intangible assets that represent most accurately the consumption of benefits derived from those assets. In making this determination, the Corporation has considered assumptions that are most representative of the economic substance of the intended use of the underlying assets. These same assumptions were used when deciding to designate certain intangible assets as assets with indefinite useful lives as the Corporation believes that there is no limit to the period that these assets are expected to generate net cash inflows;

•	determining which projects qualify for capitalization of direct labour cost to intangible assets;
•	determining lease term and incremental borrowing rate in measuring right-of-use assets and lease liabilities;
•	determining the vesting period of performance options based on achievement of specified non-market performance conditions;
•	determining whether certain hedging relationships and financial instruments qualify for hedge accounting;
•	assessing the recoverability of the deferred tax assets and the timing and reversal of temporary differences; and
•	interpreting tax rules, regulations and legislative developments.

The Corporation also uses significant estimates in the following areas:

•	determining the recoverable amount of financial and non-financial assets when testing for impairment;
•	assessing the probability of achieving non-market performance conditions for performance options and performance share units; and
•	determining the fair value of equity-settled share-based compensation expense and derivative instruments.

Estimates are based on historical experience adjusted as appropriate for current circumstances and other assumptions that Management believes to be reasonable. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The application of the estimates and judgment noted above are discussed in Note 3.
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POINTS.COM INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

3. SIGNIFICANT ACCOUNTING POLICIES

(a) New standards adopted in 2021

The following amendments to IFRS are effective from January 1, 2021, but they did not have a material impact on the Corporation's consolidated financial statements:

Interest Rate Benchmark Reform - Phase 2

In August 2020, the IASB issued additional amendments to IFRS 9, Financial Instruments, IFRS 7, Financial Instruments: Disclosures, IFRS 4, Insurance Contracts, and IFRS 16, Leases. The objective of these amendments is to address issues that might affect financial reporting as a result of the reform of an interest rate benchmark, including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark rate. The amendments provide practical relief from certain requirements in IFRS 9, IFRS 7, IFRS 4 and IFRS 16.

As at January 1, 2021, the Corporation had $15,000 borrowings on its London Interbank Offered Rate ("LIBOR") secured credit facility, which were fully repaid during the first quarter of 2021. The Corporation continues to have access to this facility and did not have any borrowings as at December 31, 2021. Commencing 2022, Secured Overnight Financing Rate ("SOFR") is the recommended interest rate benchmark by the Corporation's lenders to replace LIBOR. There was no material impact on the Corporation's consolidated financial statements as a result of applying the amendments. Refer to Note 18.

(b) Revenue recognition

The Corporation's revenue is categorized as principal revenue or other partner revenue and is primarily generated through the sale of loyalty currencies, through services provided to loyalty partners' program members, and through white-labelled technology-enabled solutions and marketing services provided to partners.

Contracts with customers

The Corporation records revenue from contracts with customers in accordance with the five steps in IFRS 15, Revenue from Contracts with Customers, as follows:

1. Identify the contract with a customer;

2. Identify the performance obligations in the contract;

3. Determine the transaction price, which is the amount the Corporation expects to be entitled to;

4. Allocate the transaction price among the performance obligations in the contract based on their relative stand-alone selling prices; and

5. Recognize revenue when or as the goods or services are transferred to the customer.

Principal versus Agent

When deciding the most appropriate basis for presenting revenue on either a gross or net basis, both the legal form and substance of the agreements between the Corporation, its partners and their program members are reviewed to determine each party's respective role in the transaction.

Where the Corporation's role in a transaction is that of a principal, revenue is recognized on a gross basis, where the gross value of the transaction billed to the customer is recognized as Principal revenue and the costs incurred to purchase the points or miles sold in the transaction are recognized as direct cost of revenue. When the Corporation's role in a transaction is that of an agent, revenue is recognized on a net basis with revenue approximating the margin earned and is recorded in other partner revenue in the consolidated statements of comprehensive loss. This determination of whether the Corporation is acting as principal or agent requires the exercise of judgment. In making this assessment, Management considers whether the Corporation:

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POINTS.COM INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

•    acts on behalf of the loyalty partner or the program member in identifying the customer in certain arrangements;

•    controls the good or service being provided, prior to it being transferred to the customer;

•    has primary responsibility for providing the goods and service to the customer;

•    has inventory risk before or after the customer order; and

•    has discretion in establishing prices for the specified goods and services.

The interpretation of key terms in the Corporation's revenue contracts requires the exercise of judgement.

Principal Revenue

Principal revenue groups together several streams of revenue that the Corporation realizes in delivering goods or services to customers. The following is a list of revenue streams and the related revenue recognition policy.

(i) Reseller revenue is transactional revenue for the sale of loyalty currencies that occurs in contracts for which the Corporation is the principal in the sale of loyalty currencies to loyalty program members. The performance obligation is satisfied on completion of the transaction which transfers control of the loyalty currency to the member, which aligns with the point in time when payment is received. The Corporation's role as the principal in the transaction is determined by the contractual arrangements in place with the loyalty program partner and their members. In this instance, the Corporation has determined that it obtains control of the loyalty currency prior to transferring it to the member. Other factors considered in making the determination include whether the Corporation assumes inventory risk, is primarily responsible for fulfilling the promise to provide the specified good, and has discretion in establishing the prices for the specified goods.

(ii) Service revenue is transactional revenue for services provided to loyalty program partners or their members, such as the transfer or reinstatement of loyalty currencies. This also includes transactional revenue for services provided through technology-enabled solutions to partners.

The Corporation has determined that it controls the service. Other factors considered in making the determination include whether the Corporation is primarily responsible for fulfilling the promise to provide the specified service, or has discretion in establishing the fees for the specified service. Transfer, reinstate, and other services provided through technology-enabled solutions are recognized at the point in time the transaction is completed, which also approximates when payment is received.

(iii) Hosting services are provided to loyalty program partners throughout the term of the loyalty program partner agreement. The hosting services begin, and hence revenue recognition commences when the loyalty program partner website is functional. Revenue is recognized on a straight-line basis over the life of the term of the partner agreement. Costs that relate directly to the contract are capitalized to the extent that they are expected to be recovered and are amortized as the services are transferred.

Other Partner Revenue

Other partner revenue is primarily transactional revenue for facilitating the sale of loyalty currencies or other goods or services to loyalty programs and their members for which the Corporation takes an agency role. It also includes certain transactions related to earning or redeeming loyalty currency facilitated by the Corporation on behalf of loyalty program partners. The Corporation's role as an agent is determined by the contractual arrangement in place with the loyalty program partner or their members. In this instance, the Corporation has determined that it does not obtain control of the loyalty currency or other goods and services prior to transferring them to the customer, due in part to the absence of inventory risk. Other factors considered in making the determination include the fact that the Corporation is not primarily responsible for fulfilling the promise to provide the specified good and generally has limited discretion in establishing the prices for the specified goods.
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POINTS.COM INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted
(c) Foreign currency translation

(i) Foreign currency transactions

Transactions in currencies other than the Corporation's or its subsidiaries' respective functional currency are recognized at the exchange rates in effect on the transaction date. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the Corporation's functional currency at the exchange rates prevailing at that date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated to the functional currency at the exchange rates prevailing at the date when the fair value was determined. Non-monetary items that are measured at historical cost in a foreign currency are not translated.

Foreign exchange gains and losses on monetary items are recognized in profit or loss; except for foreign currency derivatives designated as qualifying cash flow hedges, the fair values of which are deferred in accumulated other comprehensive income in shareholders' equity until such time that the hedged transaction affects profit or loss; refer to Notes 3(d)(iv) and 20.

(ii) Foreign operations

The assets and liabilities of the Corporation's non-USD functional currency subsidiary are translated to USD at exchange rates at the reporting date. The income and expenses of this subsidiary are translated to USD using average exchange rates for the month during which the transactions occurred. Foreign currency differences resulting from translation are recognized in other comprehensive income ("OCI") within the cumulative translation account.

(d) Financial instruments

All financial assets and financial liabilities are recognized on the Corporation's consolidated statements of financial position when the Corporation becomes a party to the contractual provisions of the instrument.

(i) Classification and measurement of financial instruments

The Corporation's financial instruments as a result of adopting IFRS 9, Financial Instruments, ("IFRS 9") are classified and measured as follows:

Asset/Liability Measurement under IFRS 9

Cash and cash equivalents Amortized cost

Cash held in trust Amortized cost

Funds receivable from payment processors Amortized cost

Accounts receivable Amortized cost

Accounts payable and accrued liabilities Amortized cost

Payable to loyalty program partners Amortized cost

Long term debt Amortized cost

Derivatives Measurement

Foreign exchange forward contracts  Fair value, with changes in fair value for hedges recorded in OCI and ineffective portion recorded in profit or loss.

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POINTS.COM INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

Financial assets held at amortized cost require the asset to be measured using the effective interest method. The amortized cost is reduced by impairment losses. Finance income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Derivatives may be in an asset or liability position at a point in time historically or in the future. For derivatives designated as cash flow hedges for accounting purposes, the effective portion of the hedge is recognized in accumulated other comprehensive income and the ineffective portion of the hedge is recognized immediately in profit or loss.

(ii) Impairment of financial instruments

IFRS 9 requires the expected lifetime credit losses at initial recognition to be considered when assessing impairment of financial assets, which is anticipated to result in earlier recognition of losses.

(iii) Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares and share options are recognized as a deduction from equity, net of any tax effects.

Authorized with no Par Value

Unlimited common shares

Unlimited preferred shares

Issued

As at December 31, 2021, all issued shares are fully paid. The holders of common shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share. There were no dividends declared in 2021 (2020 - nil).

(iv) Derivative financial instruments, including hedge accounting

The Corporation holds derivative financial instruments to hedge its foreign currency risk exposures. These derivatives are designated in accounting hedge relationships and the Corporation applies cash flow hedge accounting. On initial designation of the hedge, the Corporation formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Corporation makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be "highly effective" in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Cash flow hedges

The Corporation enters into foreign exchange forward contracts to reduce the foreign exchange risk with respect to the Canadian dollar denominated expenses. The changes in fair value of derivatives designated as cash flow hedges are recognized in OCI, except for any ineffective portion, which is recognized immediately in profit or loss. Gains and losses in accumulated other comprehensive income are reclassified to profit or loss in the same period the corresponding hedged items affect profit or loss. The carrying amount of hedging derivatives designated as cash flow hedges that mature within one year is included in prepaid expenses, deposits and other assets and/or current portion of other liabilities.

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POINTS.COM INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

If the hedging instrument no longer meets the criteria for hedge accounting, is expired, sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in OCI and presented in unrealized gains/losses on cash flow hedges in equity remains there until the forecasted transaction affects profit or loss. If the forecasted transaction is no longer expected to occur, then the balance in OCI is recognized immediately in profit or loss.

(e) Cash and cash equivalents

Cash equivalents include highly liquid investments (term deposits) with maturities of three months or less at the date of purchase. They are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes. Cash equivalents are carried at amortized cost which approximates their fair value because of the short-term nature of the instruments.

(f) Cash held in trust

Cash held in trust represents funds received from customers, primarily Canadian, not yet remitted to service providers for certain travel related products in accordance with certain geographic regulatory requirements.

(g) Funds receivable from payment processors

Funds receivable from payment processors represent amounts collected from customers on behalf of the Corporation and are typically deposited directly to the Corporation's bank account on an average of three business days from the date of sale.

(h) Property and equipment

(i) Recognition and measurement

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The cost consists of the purchase price, and any costs directly attributable to bringing the asset to the location and condition for its intended use. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized in profit or loss.

(ii) Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset less its estimated residual value.

Depreciation is recognized in profit or loss based on the estimated useful lives of the assets using the following methods and annual rates:

•	Furniture and fixtures	Straight-line over 5 years
•	Computer hardware	Straight-line over 3 years

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POINTS.COM INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted
•	Computer software	Straight-line over 3 years
•	Leasehold improvements	Straight-line over shorter of useful life or the lease term

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate. There were no changes in the current year.

(i) Right-of-use assets and Lease liabilities

At inception of a contract, the Corporation assesses whether a contract is or contains a lease based on whether the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. The Corporation recognizes right-of-use assets and lease liabilities at the lease commencement date. After the initial adoption date, the right-of-use asset is initially measured at cost, which comprises:

•	The amount of the initial measurement of the lease liability;
•	Any lease payments made at or before the commencement date, less any lease incentives received;
•	Any initial direct costs incurred; and
•	An estimate of costs to dismantle or remove the underlying asset or restore the asset to the condition required by the terms and conditions of the lease.

Subsequent to initial measurement, right-of-use assets are measured at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of the lease liability. The right-of-use asset are depreciated on a straight-line basis over the term of the lease, or the estimated useful life of the right-of-use assets if the Corporation expects to obtain the ownership of the leased asset at the end of the lease. The lease term includes the non-cancellable period of the lease and optional renewable periods that the Corporation is reasonably certain to extend.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Corporation's incremental borrowing rate. Generally, the Corporation uses its incremental borrowing rate as the discount rate.

After initial recognition, the lease liability is measured at amortized cost using the effective interest method. The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or if the Corporation changes its assessment of whether it will exercise a purchase option, extension option or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset.

The lease liability is also remeasured when the underlying lease contract is amended. When there is a decrease in contract scope, the lease liability and right-of-use asset will decrease relative to this change with the difference recorded in net income prior to the remeasurement of the lease liability.

(j) Goodwill & Intangible assets

(i) Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the identifiable tangible and intangible net assets acquired. Goodwill is not amortized. The Corporation tests goodwill for impairment at least annually, at each year end, or when an impairment indicator is considered to exist, to determine whether the carrying value exceeds the recoverable amount, as discussed in Note 3(k).

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POINTS.COM INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

Business combinations

Acquisitions of subsidiaries are accounted for using the acquisition method of accounting. Fair value of the consideration paid is calculated as the sum of the fair value at the date of acquisition of:

•      assets acquired; plus

•      equity instruments issued; less

•      liabilities incurred or assumed.

Goodwill is measured as the fair value of consideration transferred less the net recognized amount of the identifiable assets acquired and liabilities assumed, all of which are measured at fair value as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

The Corporation uses estimates and judgments to determine the fair value of assets acquired and liabilities assumed at the acquisition date using the best available information, including information from financial markets. The estimates and judgments include key assumptions such as discount rates, attrition rates, and terminal growth rates for performing discounted cash flow analyses. The transaction costs associated with the acquisitions are expensed as incurred.

(ii) Intangible assets

Internally developed intangible assets

Certain costs incurred in connection with the development of software to be used internally or for providing services to customers are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Development costs that are directly attributable to the design and testing of identifiable software products controlled by the Corporation are recognized as intangible assets when the following criteria are met:

•      It is technically feasible to complete the software product so that it will be available for use;

•      Management intends to complete the software product and use or sell it;

•      It can be demonstrated how the software product will generate probable future economic benefits;

•      Adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and

•      The expenditure attributable to the software product during its development can be reliably measured.

Development costs that qualify for capitalization include both internal and external costs but are limited to those that are directly related to the specific product. The capitalized development costs are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including costs incurred in the planning stage and operating stage and expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

Indefinite life intangible assets

Certain intangible assets with indefinite lives, being domain names, patents and trademarks, are not amortized because there is no foreseeable limit to the period that these assets are expected to generate net cash inflows. The Corporation uses judgment to designate these assets as indefinite useful life assets, analyzing relevant factors including the expected usage of the asset, the typical life cycle of the asset and anticipated changes in the market demand for the products and services that the asset helps generate. The Corporation tests indefinite life intangible assets for impairment at least annually, at each year end, or when an impairment indicator is considered to exist.

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POINTS.COM INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

Finite life intangible assets

Intangible assets with finite useful lives are amortized into depreciation and amortization in the consolidated statements of comprehensive loss on a straight-line basis over their estimated useful lives as noted in the table below. Useful lives, residual values and the amortization methods are reviewed at least annually. Amortization periods and methods are outlined below:

•      Customer Relationships Straight-line over 10 years

•      Technology Straight-line over 3 to 5 years

(k) Impairment

Financial Assets

IFRS 9 requires the use of an expected credit loss ("ECL") model for calculating impairment of financial assets. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Non-Financial Assets with Finite Useful Lives

In accordance with IAS 36, Impairment of Assets, the Corporation evaluates the carrying value of non-financial assets with finite lives, being property and equipment, right-of-use assets and certain intangible assets, whenever events or changes in circumstances indicate that a potential impairment has occurred. An impairment loss is considered to have occurred if the carrying value of an asset exceeds its recoverable amount.

Goodwill & Indefinite Life Intangible Assets

Goodwill and intangible assets that are not amortized are subject to an impairment assessment at least annually, or when an impairment indicator is considered to exist. The recoverable amount is estimated each year at the same time. The recoverable amount is the higher of an asset's fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For the purposes of assessing impairment, assets that do not generate independent cash inflows are grouped into CGUs at the lowest level for which there are separately identifiable cash inflows. CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to the CGU or group of CGUs that are expected to benefit from the synergies of the combination.

If the recoverable amount of the CGU or group of CGUs to which goodwill and indefinite life intangible assets has been allocated is less than the carrying amount of the CGU or group of CGUs, including goodwill and intangible assets, an impairment loss is recorded in the consolidated statements of comprehensive loss. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of the other assets of the CGU or group of CGUs on a pro-rata basis.

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POINTS.COM INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

The Corporation evaluates impairment losses for potential reversals, other than goodwill impairment, when events or changes in circumstances warrant such consideration. Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, provided that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

The Corporation had previously determined that it had three CGUs, being Loyalty Currency Retailing, Platform Partners and Points Travel. In recent years, the Corporation has significantly invested in the functionality and scalability of the Loyalty Commerce Platform ("LCP"), with the intention to migrate and centralize the technology enabling the Corporation's revenue generation. The technologies that previously operated separately, are now fundamentally integrated into the LCP, which is the core asset and backbone for facilitating substantially all of the Corporation's transactions. This centralization and migration of products to the LCP, coupled with the Corporation's change in organizational structure (see Note 3(r)), and how Management monitors operations and makes business decisions, resulted in the change in the Corporation's CGU composition. Starting in 2021, the Corporation is operating as a single CGU.

Due to the change of the Corporation's CGU composition, Management assessed qualitatively and quantitatively the recoverable amount of the CGU as at March 31, 2021. Based on the facts and circumstances present as at March 31, 2021, it was concluded that there was no impairment.

(l) Share-based compensation

The Corporation has two share-based compensation plans: a share option plan and a share unit plan. The Corporation accounts for the grants under both plans as equity settled share-based compensation arrangements per IFRS 2, Share-based Payment, and accordingly are not re-measured subsequent to the initial grant date.

Share option plan

The share option plan allows employees to acquire shares of the Corporation through the exercise of share options. Share options have a maximum life of ten years. Under the share option plan, performance options are granted to certain employees of the Corporation. Vesting of performance options is based on the achievement of specified non-market performance conditions with a life of six years after the date of grant. On grant date, the Corporation estimates the expected vesting date for purpose of estimating the option life. Additionally, options other than performance options can be granted under the share option plan, which generally vest over a period of three years and expire at the end of five years from the grant date.

For options with graded vesting, each grant in an award is considered a separate grant with a different vesting date, expected life and fair value. The fair value of each grant is recognized in profit or loss over its respective expected vesting period with a corresponding increase in contributed surplus. The fair value of each grant is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, expected volatility of the Corporation's stock, and a weighted average expected life of the options. Any consideration paid on the exercise of share options is added to share capital along with the related portion previously added to contributed surplus when the compensation costs were charged to profit or loss.

Under the plan, share options can only be settled in equity. The share option expense incorporates an expected forfeiture rate, estimated based on expected employee turnover.

At least annually, the Corporation reassesses the forfeiture rate and the probability of achieving the specified performance metrics for performance options and calculates the cumulative compensation cost of each grant and recognizes the adjustment in the profit or loss in the current period in the consolidated statements of comprehensive loss.

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POINTS.COM INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

(i) Significant judgments, estimates and assumptions

Share options are measured at grant date fair value. Estimating fair value requires determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield. The assumptions and models used for estimating fair value for share options are disclosed in Note 19. In addition, Management is required to exercise judgment in determining the probability of achieving the specified performance metrics for performance options, based on forecast and Management's best estimate.

Share unit plan

The Corporation's share unit plan (the "Share Unit Plan") includes Restricted Share Units ("RSUs") and performance share units ("PSUs"). Under the share unit plan, the Corporation grants RSUs and/or PSUs to its employees and the Board of Directors. The RSUs vest on grant date, over a period of up to three years after the grant date or in full on the third anniversary of the grant date. The PSUs vest in full on the third anniversary of the grant date. The number of PSUs that vest is based on the achievement of specified non-market performance conditions. The fair value of a RSU or PSU is determined at the grant date using the volume weighted average trading price per share on the TSX during the immediately preceding five trading days and is recognized over the RSU or PSU's vesting period. The expense is charged to profit or loss with a corresponding increase in contributed surplus.

In determining the number of awards that are expected to vest, the Corporation takes into account trends of historical forfeitures.

At least annually, the Corporation reassesses the probability of achieving the specified performance metrics for the PSUs and calculates the cumulative compensation cost of each grant and recognizes the adjustment in the profit or loss in the current period in the consolidated statements of comprehensive loss.

(m) Payable to loyalty program partners

Payable to loyalty program partners includes amounts owing to these partners for loyalty currency purchased by the Corporation as a principal or as an agent collected through e-commerce services for retailing, wholesaling and other loyalty currency services transactions with end users.

(n) Deferred revenue

Deferred revenue includes proceeds received in advance for technology design and development work and is recognized over the expected life of the partner agreement (refer to Note 3(b) (iii)). Deferred revenue is also comprised of bookings made for the travel related products, along with proceeds received by the Corporation for the sale of mileage codes that can be redeemed for multiple loyalty program currencies at a later date. Revenue for bookings for the travel related products is recognized at the completion of the hotel stay or car rental; revenue from the sale of the mileage codes is recognized upon redemption. Deferred revenue is included in current portion of other liabilities and other liabilities in the consolidated statements of financial position.

(o) Long term debt

Long term debt represents the outstanding balance that the Corporation has drawn on its senior secured revolving credit facility. The balance that is due within one year is included as current portion of long term debt in the consolidated statements of financial position.
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POINTS.COM INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

(p) Income taxes

Income tax expenses (recoveries) comprise current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in OCI.

Current taxes are the expected taxes payable or receivable on the taxable income or loss for the period, using tax rates substantively enacted at the reporting date, and any adjustment to taxes payable in respect of previous years.

Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
•	temporary differences related to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future; and
•	taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets and liabilities are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been substantively enacted by the reporting date.

In determining the amount of current and deferred tax, the Corporation takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Corporation believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. When new information becomes available that causes the Corporation to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(q) Earnings per share ("EPS")

The Corporation presents basic and diluted earnings per share data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Corporation by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by dividing the profit or loss attributable to common shareholders by the weighted average number of common shares outstanding adjusted for the effects of all dilutive potential common shares.
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POINTS.COM INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

(r) Segment reporting

The Corporation determines its reportable segments based on, among other things, how the Corporation's chief operating decision maker ("CODM"), the Chief Executive Officer, regularly reviews the Corporation's operations and performance. The CODM reviews gross profit, which is defined as total revenue less direct cost of revenue, as the key measure of profitability for the purpose of assessing performance and to make decisions about the allocation of resources.

The Corporation makes significant judgments in determining its operating segments. Operating segments are components that engage in business activities from which they may earn revenue and incur expenses, which operating results are regularly reviewed by the Corporation's CODM to make decisions about the allocation of resources and to assess performance, and for which discrete financial information is available.

During the first quarter of 2021, the Corporation realigned its organizational, operational and internal reporting structures. As a result, the Corporation combined its Loyalty Currency Retailing, Platform Partners and Points Travel operations, previously considered as three distinct operating segments, into one segment. The change to a single operating segment resulted from various factors, including changes to the Corporation's management structure and to drive greater efficiencies and scale in the Corporation's business. The CODM regularly reviews the Corporation's operating results and makes decisions about resource allocation based on information provided by Management at a consolidated level.

(s) New standards and amendments not yet adopted

The IASB has issued amendments to the following standards that will become effective in 2022:

•	IAS 37, Provisions, Contingent Liabilities and Contingent Assets - the amendment specifies costs an entity should include in determining the "cost of fulfilling" a potential onerous contract.
•	IAS 16, Property, Plant and Equipment - the amendment prohibits reducing the cost of property, plant and equipment by proceeds while bringing an asset to capable operations.
•	IFRS 3, Business Combinations - the amendment updates a reference to the Conceptual Framework;
•	IAS 12, Income taxes - the amendment clarifies how to account for deferred tax on certain transactions; and
•	IFRS 9, Financial Instruments - the amendment clarifies the fees included in the quantitative test for derecognition of financial liabilities.

These amendments have not yet been adopted by the Corporation. Although the Corporation is currently assessing the impacts, if any, of these amendments, it does not expect them to have a material impact on the Corporation's consolidated financial statements.

4. COVID-19

The COVID-19 pandemic has had a significant adverse impact on the Corporation's financial performance compared to pre-COVID levels.

In response to COVID-19, the Corporation implemented measures at the onset of the pandemic in early 2020 to mitigate its impact on the business, preserve cash, and strengthen the Corporation's overall liquidity. These measures included:

• Expense mitigation measures including pausing most hiring activity and significantly reducing discretionary spend and capital expenditures.

• Pursued government subsidy programs available to the Corporation in the jurisdictions in which the Corporation operates, most notably the Canada Emergency Wage Subsidy program ("CEWS"); refer to Note 6.

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POINTS.COM INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

• Suspended future share buyback activity under the Normal Course Issuer Bid ("NCIB") and significantly reduced funding of the RSU plan.

Since the first quarter of 2021, the Corporation's business performance and associated transaction metrics started to experience sustained levels of improvement relative to the low point of the pandemic experienced in 2020. This improvement generally coincided with the rollout of vaccines globally and the curtailing of travel restrictions, particularly in the United States. As performance levels have improved, the Corporation has started to ease some of the spending restrictions put in place at the onset of the pandemic.

The duration and impact of the COVID-19 pandemic on future periods remains unknown. While some governments have started to relax COVID-19 restrictions that were originally put in place at the beginning of the pandemic and vaccine distributions have progressed over the last year, there remains uncertainty around when remaining government restrictions may be lifted, if additional restrictions may be put in place, the timing of distribution of the vaccines globally, the impacts of new variants, and if there are any lasting changes in consumer spending and travel behaviour. The COVID-19 pandemic, the measures taken by governments of countries affected and the resulting economic impact may continue to adversely affect the Corporation's financial performance, cash flows and financial position as well as that of its partners in future periods.

5. OPERATING SEGMENTS

The Corporation provides product offerings and services through its technology solutions to the loyalty industry and is organized and managed as a single operating segment, with its operating results reviewed by the Corporation's Chief Executive Officer, who is the CODM.

Enterprise-wide disclosures - Geographic information

For the year ended December 31	2021		2020
Revenue
United States	$327,419	88%	$188,531	87%
Europe	25,707	7%	19,074	9%
Other	16,882	5%	9,782	4%
	$370,008	100%	$217,387	100%

Revenue earned by the Corporation is primarily generated from sales made directly to members of loyalty programs with which the Corporation partners, and to a lesser extent, sales to loyalty program partners. Revenues by geographic region are shown above and are based on the country of residence of each of the Corporation's loyalty partners. As at December 31, 2021, substantially all of the Corporation's assets were in Canada.

Transaction price allocated to the remaining performance obligations

The following table provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers.

	Total	Year 1	Year 2	Year 3	Year 4	Year 5+
Hosting and other	$1,632	$909	$651	$72	$—	$—

The Corporation has elected to apply the practical expedient to not disclose information about remaining performance obligations that have original expected durations of one year or less.

Dependence on loyalty program partners

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POINTS.COM INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

For the year ended December 31, 2021, there were two (2020 - three) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation's total revenue. In aggregate, sales to the members of these partners represented 57% (2020 - 64%) of the Corporation's total revenue.

6. EMPLOYMENT COSTS

During 2021, total employment costs, comprising of salaries, benefits and share-based compensation expense, net of government grants and tax credits, were $35,049 (2020 - $24,659).

The Corporation's share-based compensation expenses were recognized as follows:

For the year ended December 31	2021	2020
Sales and marketing	$1,631	$855
Research and development	998	595
General and administrative	4,024	1,679
Total share-based compensation expenses	$6,653	$3,129

In March 2020, the Government of Canada announced the CEWS which provides eligible employers with subsidies on employee remuneration.

During 2021, the Corporation recorded subsidies of $1,617 (2020 - $5,322), of which $1,553 (2020 - $5,260) was recognized as a reduction to employment costs and $64 (2020 - $62) related to eligible employee compensation costs incurred in connection with the development of software that were capitalized as intangible assets.

As at December 31, 2021, the Corporation received payments for all CEWS claims filed and did not have any outstanding receivable balance (December 31, 2020 - $459 recorded in accounts receivable in the consolidated statements of financial position).

In the second quarter of 2020, the Corporation participated in the US Small Business Association Payment Protection Program ("PPP") as provided in the Coronavirus Aid, Relief and Economic Security Act and received $301 in funding for the Corporation's US subsidiaries. During the second quarter of 2021, the loan was fully forgiven and the Corporation recognized $301 as a reduction to employment costs.

7. ACCOUNTS RECEIVABLE

The Corporation's accounts receivable is comprised mainly of amounts owing to the Corporation by loyalty program partners for redemption and other services, and other amounts related to taxes. Accounts receivable in 2020 also included government subsidies receivable. Accounts receivable are comprised of:

As at December 31	2021	2020
Trade accounts receivable	$9,941	$2,752
Allowance for doubtful accounts	(37)	(169)
Net trade accounts receivable	9,904	2,583
Other receivables	3,195	976
Accounts receivable	$13,099	$3,559

The Corporation's exposure to credit and currency risks related to accounts receivable is disclosed in Note 20.
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POINTS.COM INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

8. PREPAID EXPENSES, DEPOSITS AND OTHER ASSETS

Prepaid expenses, deposits and other assets are comprised of:

As at December 31	2021	2020
Prepaid expenses	$1,805	$1,430
Deposits held with vendors	2,414	799
Foreign exchange forward contracts designated as cash flow hedges	118	827
Current portion of loyalty reward currency inventory	29	19
Prepaid expenses, deposits and current portion of other assets	$4,366	$3,075

Non-current portion of loyalty reward currency inventory	$-	$202
Other assets	$-	$202

9. PROPERTY AND EQUIPMENT

The following is a continuity of the cost and accumulated depreciation and impairment losses of property and equipment for the year ended December 31, 2021:

	Computer Hardware	Computer Software	Furniture & Fixtures	Leasehold Improvements	Total
Cost, beginning of year	$4,708	$3,282	$1,216	$1,315	$10,521
Additions	604	274	24	2	904
Cost, end of year	$5,312	$3,556	$1,240	$1,317	$11,425
Accumulated depreciation and impairment losses, beginning of year	$4,045	$2,915	$1,063	$969	$8,992
Depreciation for the year	524	548	79	206	1,357
Accumulated depreciation and impairment losses, end of year	$4,569	$3,463	$1,142	$1,175	$10,349
Carrying amounts as at December 31, 2021	$743	$93	$98	$142	$1,076

The following is a continuity of the cost and accumulated depreciation and impairment losses of property and equipment for the year ended December 31, 2020:

	Computer Hardware	Computer Software	Furniture & Fixtures	Leasehold Improvements	Total
Cost, beginning of year	$4,504	$3,051	$1,207	$1,309	$10,071
Additions	204	231	9	6	450
Cost, end of year	$4,708	$3,282	$1,216	$1,315	$10,521
Accumulated depreciation and impairment losses, beginning of year	$3,453	$2,556	$961	$730	$7,700
Depreciation for the year	592	359	102	239	1,292
Accumulated depreciation and impairment losses, end of year	$4,045	$2,915	$1,063	$969	$8,992
Carrying amounts as at December 31, 2020	$663	$367	$153	$346	$1,529
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POINTS.COM INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

10. RIGHT-OF-USE ASSETS

The following is a continuity of the cost and accumulated amortization and impairment losses of right-of-use assets for the year ended December 31, 2021:

	Office	Office Equipment	Total
Cost, beginning of year	$4,171	$86	$4,257
Additions	79	-	79
Cost, end of year	$4,250	$86	$4,336
Accumulated amortization and impairment losses, beginning of year	$2,366	$29	$2,395
Amortization for the year	945	16	961
Accumulated amortization and impairment losses, end of year	$3,311	$45	$3,356
Carrying amounts as at December 31, 2021	$939	$41	$980

The following is a continuity of the cost and accumulated amortization of right of use assets and impairment losses for the year ended December 31, 2020:

	Office	Office Equipment	Total
Cost, beginning of year	$4,138	$86	$4,224
Additions	33	-	33
Cost, end of year	$4,171	$86	$4,257
Accumulated amortization and impairment losses, beginning of year	$1,151	$13	$1,164
Amortization for the year	1,065	16	1,081
Impairment loss	150	-	150
Accumulated amortization and impairment losses, end of year	$2,366	$29	$2,395
Carrying amounts as at December 31, 2020	$1,805	$57	$1,862
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POINTS.COM INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

11. INTANGIBLE ASSETS

The following is a continuity of the cost and accumulated amortization and impairment losses of intangible assets for the year ended December 31, 2021:

	Customer Relationships	Domain Names(1)	Technology(2)	Other (1)	Total
Cost, beginning of year	$8,500	$4,300	$24,001	$205	$37,006
Additions	-	-	880	-	880
Cost, end of year	$8,500	$4,300	$24,881	$205	$37,886
Accumulated amortization and impairment losses, beginning of year	$5,171	$-	$19,705	$-	$24,876
Amortization for the year	850	-	1,377	-	2,227
Impairment loss	-	-	428	-	428
Accumulated amortization and impairment losses, end of year	$6,021	$-	$21,510	$-	$27,531
Carrying amounts as at December 31, 2021	$2,479	$4,300	$3,371	$205	$10,355

(1) Domain names and Other which includes patents and trademarks are deemed to have indefinite useful lives and are therefore not amortized. The Corporation's classification of certain intangible assets with indefinite useful lives is based on the expectation that these assets will continue to contribute to the Corporation's net cash inflows on an indefinite basis. The determination of these assets as having indefinite useful lives is based on judgment that includes an analysis of relevant factors, including the expected usage of the asset, anticipated renewal of the licenses, the typical life cycle of the asset and anticipated changes in the market demand for the products and services that the asset helps generate.

(2) Technology includes technological assets acquired through acquisitions and internally developed software.

The following is a continuity of the cost and accumulated amortization and impairment losses of intangible assets for the year ended December 31, 2020:

	Customer Relationships	Domain Names(1)	Technology(2)	Other (1)	Total
Cost, beginning of year	$8,500	$4,300	$22,164	$205	$35,169
Additions	-	-	1,837	-	1,837
Cost, end of year	$8,500	$4,300	$24,001	$205	$37,006
Accumulated amortization and impairment losses, beginning of year	$4,321	$-	$18,042	$-	$22,363
Amortization for the year	850	-	1,636	-	2,486
Impairment loss	-	-	27	-	27
Accumulated amortization and impairment losses, end of year	$5,171	$-	$19,705	$-	$24,876
Carrying amounts as at December 31, 2020	$3,329	$4,300	$4,296	$205	$12,130

(1) Domain names and Other which includes patents and trademarks are deemed to have indefinite useful lives and are therefore not amortized. The Corporation's classification of certain intangible assets with indefinite useful lives is based on the expectation that these assets will continue to contribute to the Corporation's net cash inflows on an indefinite basis. The determination of these assets as having indefinite useful lives is based on judgment that includes an analysis of relevant factors, including the expected usage of the asset, anticipated renewal of the licenses, the typical life cycle of the asset and anticipated changes in the market demand for the products and services that the asset helps generate.

(2) Technology includes technological assets acquired through acquisitions and internally developed software.
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POINTS.COM INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

Intangible Asset Impairment

During the third quarter of 2021, Management identified impairment indicators for a finite-life intangible asset under development and concluded that the specific asset was impaired. The cause of the impairment was due to COVID-19 considerations resulting in a shift in product priorities with certain loyalty program partners during the pandemic. As at September 30, 2021, Management assessed the recoverability of this asset to be nil and recorded an impairment charge of $428. The conditions that gave rise to the impairment were specific to the impaired intangible asset and not present for other assets of the Corporation.

12. GOODWILL

Cost
Balance at January 1, 2020	$7,130
Additions	-
Impairments	(1,449)
Balance at December 31, 2020	$5,681
Additions	-
Impairments	-
Balance at December 31, 2021	$5,681

Impairment testing for cash-generating units

In accordance with its accounting policy, the Corporation tests CGUs or groups of CGUs with indefinite life intangible assets and/or allocated goodwill for impairment as at December 31 of each calendar year or when an indicator of impairment is considered to exist. For the year ended December 31, 2021, Management has determined that the Corporation was operating as a single CGU. The entire balance of the goodwill and indefinite life intangible assets was allocated to the single CGU.

Key Assumptions

When assessing whether or not there is impairment, the Corporation determines the recoverable amount of a CGU based on value in use ("VIU"), the model which Management believes to result in a higher recoverable amount. VIU is estimated by discounting estimated future cash flows to their present value. Management estimates the discounted future cash flows and a terminal value. The future cash flows are based on estimates of expected future operating results of the CGU after considering economic conditions and a general outlook for the CGU's industry, including assumptions of when the travel industry will recover to pre-COVID levels. Discount rates consider market rates of return, debt to equity ratios and certain risk premiums, among other things. The terminal value is the value attributed to the CGU's operations beyond the projected time period of the cash flows using a perpetuity rate based on expected economic conditions and a general outlook for the industry.

Management has made certain assumptions for the discount rates and terminal growth rates to reflect variations in expected future cash flows. These assumptions may differ or change quickly depending on economic conditions or other events. It is therefore possible that future changes in assumptions may negatively affect future valuations of the Corporation's CGU, which could result in impairment losses.

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POINTS.COM INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

Impairment testing for the cash-generating unit as at December 31, 2021

The table below provides an overview of the methods and assumptions that Management has used to determine recoverable amounts for the CGU and the carrying values of indefinite life intangible assets and goodwill within the CGU.

(In thousands of dollars, except years and percentages)	Carrying value of goodwill	Carrying value of indefinite-life intangible assets	Recoverable amount method	Period used (years)	Terminal growth rate %	Pre-tax discount rate %
	$5,681	$4,505	Value in Use	3	2.0%	18.4%

The Corporation concluded that there was no impairment as at December 31, 2021 and December 31, 2020.

Goodwill and CGU Impairment in Q2 2020

During the second quarter of 2020, it was determined that the recoverable amount for the legacy Points Travel CGU was lower than the carrying amount. As a result, the Corporation recorded an impairment charge of $1,798 in the second quarter of 2020, including the write-down of goodwill of $1,449, right-of-use assets of $150, prepaid expenses, deposits and other assets of $172 and intangible assets of $27.

The Corporation determined the recoverable amount of the legacy Points Travel CGU as at June 30, 2020 based on the VIU method, which was calculated by discounting the future cash flows generated from continuing use.

The Corporation included five years of cash flows in the model. The future cash flows were based on estimates of expected future operating results of the legacy Points Travel CGU after considering the current economic conditions and a general outlook for the travel industry. The cash flow forecasts were extrapolated beyond the five-year period using a terminal growth rate.

Discount rates considered market rates of return, debt to equity ratios and certain risk premiums, among other things. The pre-tax discount rate used in the recoverable amount calculation was 23.4%.

Given the high degree of uncertainty with the impact of COVID-19 at that time, Management used multiple, probability weighted cash flow projections in determining the recoverable amount of the legacy Points Travel CGU as at June 30, 2020.

The primary cause for the impairment was the severe downturn in the travel industry as a result of the COVID-19 pandemic, operating results during the second quarter of 2020 that were lower than expectations, and updated travel industry forecasts that projected a longer recovery period than what was originally expected at the beginning of the pandemic.
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POINTS.COM INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

13. INCOME TAXES

For the year ended December 31	2021	2020
Current tax expense (recovery)
Current year	$769	$(1,376)
Prior years	284	46
Total current tax expense (recovery)	$1,053	$(1,330)

Deferred tax recovery
Current year movement in recognized temporary differences and losses	(801)	(97)
Prior years	(268)	(33)
Total deferred tax recovery	$(1,069)	$(130)

Total income tax recovery	$(16)	$(1,460)

Reconciliation of effective tax rate

The total provision for income taxes differs from that amount which would be computed by applying the Canadian statutory income tax rate to income before income taxes. The reasons for these differences are as follows:

For the year ended December 31	2021	2020
Income tax recovery at statutory rate of 26.5% (2020 - 26.5%)	$(95)	$(1,806)
Increase in taxes resulting from:
Non-deductible items	166	196
Other differences	(87)	150
Income tax recovery	$(16)	$(1,460)

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

2021	Deferred Tax Assets	Deferred Tax Liabilities

Forward exchange contracts	$43	$-
Property and equipment and Intangible assets	2,623	(1,313)
Share issuance costs and other reserves	471	-
Leases	55	-
Restricted Share Units	822	-
Tax losses	478	-
	4,492	(1,313)
Reclassification	(328)	328
	$4,164	$(985)

2020	Deferred Tax Assets	Deferred Tax Liabilities

Forward exchange contracts	$-	$(219)
Property and equipment and Intangible assets	2,398	(1,564)
Accrued liabilities	94	-
Leases	120	-
Restricted Share Units	322	-
Tax losses	205	-
	3,139	(1,783)
Reclassification	(52)	52
	$3,087	$(1,731)

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POINTS.COM INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

The Corporation has non-capital loss carry-forward for income tax purposes in the amount of approximately $1,801 (2020 - $772). Non-capital losses of $1,801 may be used to reduce future years' taxable income and expire starting in 2040.

Management has concluded the deferred tax asset meets the relevant recognition criteria under IFRS. This conclusion is supported by Management's forecasts and the future reversal of existing taxable temporary differences, which are expected to produce sufficient taxable income to realize the deferred tax assets.

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items:

	2021	2020
Capital losses	$1,385	$1,385

The capital losses of $10,456 (2020 - $10,456) can be carried forward indefinitely.

Temporary differences associated with Points International Ltd. investments

The temporary difference associated with the investments in the Corporation's subsidiaries is $2,755 (2020 - $2,688). A deferred tax liability associated with these investments has not been recognized as the Corporation controls the timing of the reversal and it is probable that the temporary difference will not reverse in the foreseeable future.

As at December 31, 2021 and 2020, no deferred tax liability was recognized for taxes that would be payable on the unremitted earnings of certain subsidiaries of Points International Ltd. as the Corporation has determined that the undistributed profits of its subsidiaries will not be distributed in the foreseeable future.

14. LEASE LIABILITIES

Reconciliation of movements of lease liabilities to cash flows arising from financing activities:

	2021	2020
Balance, beginning of year	$2,292	$3,532
New leases	79	33
Interest expense	91	144
Interest paid	(91)	(144)
Payment of principal portion of lease liabilities	(1,231)	(1,293)
Effect of changes in foreign exchange rates	23	20
Balance, end of year	$1,163	$2,292

During 2021, the expense related to variable lease payments not included in the measurement of lease obligations was $881 (2020 - $835).

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POINTS.COM INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

The following table sets out a maturity analysis of lease payments, showing the undiscounted lease payments to be made as at December 31, 2021 and 2020:

	2021	2020
Year 1	$1,165	$1,243
Year 2	19	1,138
Year 3	9	19
Year 4	-	9
Year 5+	-	-
Total undiscounted lease payments	$1,193	$2,409

Carrying value of lease liabilities	$1,163	$2,292

15. OTHER LIABILITIES

As at December 31	2021	2020
Foreign exchange forward contracts designated as cash flow hedges	$282	$-
Current portion of deferred revenue	1,184	546
Other liabilities	-	301
Current portion of other liabilities	$1,466	$847

Non-current portion of deferred revenue	29	57
Non-current portion of other liabilities	5	-
Other liabilities	$34	$57

Deferred Revenue

The following table presents changes in the deferred revenue balances during 2021 and 2020:

	2021	2020
Balance, beginning of year	$603	$891
Amounts invoiced and revenue deferred	5,404	3,209
Recognition of deferred revenue	(4,794)	(3,497)
Balance, end of year	$1,213	$603

16. CAPITAL AND OTHER COMPONENTS OF EQUITY

Share Offering

In March 2021, the Corporation completed an underwritten public offering of 1,687,510 common shares at a price of CAD $18.75 per common share, for aggregate gross proceeds of $25,129 (CAD $31,641), which included 220,110 common shares purchased by the underwriters pursuant to the exercise of the over-allotment option. The total net proceeds of the equity financing was $23,275, after deducting underwriters' fees and other share issuance costs of the offering of $1,854.

Accumulated other comprehensive income

Accumulated other comprehensive income is comprised of the unrealized gains/losses on cash flow hedges and the cumulative translation adjustment for the translation of subsidiary accounts where non-USD functional currency balances are translated to the functional currency of the Corporation. The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedging transactions that have not yet settled.

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POINTS.COM INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

Normal Course Issuer Bid ("NCIB")

The Board of Directors of the Corporation approved a plan to repurchase the Corporation's common shares. On August 14, 2019, the NCIB program was renewed with a total of 679,034 shares to be repurchased under this 2019 plan (the "2019 Repurchase"), representing 5% of the Corporation's 13,580,692 shares issued and outstanding as of July 31, 2019. The Corporation entered into an automatic share purchase plan with a broker in order to facilitate the 2019 Repurchase.

On September 9, 2020, the NCIB program was renewed with a total of 661,370 shares to be repurchased under this 2020 plan, representing 5% of the Corporation's 13,227,407 shares issued and outstanding as of August 31, 2020. The Corporation entered into an automatic share purchase plan with a broker to facilitate potential repurchases.

On September 9, 2021, the NCIB program was renewed with a total of 746,992 shares to be repurchased under this 2021 plan, representing 5% of the Corporation's 14,939,842 shares issued and outstanding as of August 31, 2021. The Corporation entered into an automatic share purchase plan with a broker to facilitate potential repurchases.

The primary purpose of the NCIB repurchases is for cancellation. Under the automatic share purchase plan, the Corporation may repurchase shares at times when the Corporation would ordinarily not be permitted to due to regulatory restrictions or self-imposed blackout periods. Repurchases will be made from time to time at the brokers' discretion, based upon parameters prescribed by the Corporation's written agreement. Repurchases may be effected through the facilities of the TSX, the NASDAQ or other alternative trading systems in the United States and Canada. The actual number of common shares purchased and the timing of such purchases will be determined by the broker considering market conditions, stock prices, the Corporation's cash position and other factors.

During the year ended December 31, 2021, the Corporation did not repurchase and cancel any common shares under its NCIB program. During the year ended December 31, 2020, the Corporation repurchased and cancelled 67,483 common shares at an aggregate purchase price of $1,042, resulting in a reduction of share capital and contributed surplus of $238 and $804, respectively.

17. LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share:

For the year ended December 31	2021	2020
Net loss available to common shareholders for basic and diluted loss per share	$(344)	$(5,357)
Weighted average number of common shares outstanding - basic	14,524,591	13,222,707
Effect of dilutive securities	-	-
Weighted average number of common shares outstanding - diluted	14,524,591	13,222,707
Loss per share - reported
Basic	$(0.02)	$(0.41)
Diluted	$(0.02)	$(0.41)

Diluted loss per share represents the net loss per share if instruments convertible into common shares had been converted at the beginning of the period, or at the time of issuance, if later. In determining diluted earnings per share, the weighted average number of common shares outstanding is increased by the number of shares that would have been issued if all share options with an issue price below the average share price for the period had been exercised at the beginning of the period, or at the time of issuance, if later. The weighted average number of common shares outstanding is also decreased by the number of common shares that could have been repurchased on the open market at the average share price for the period by using the proceeds from the exercise of share options. Share options with a strike price above the average share price for the period are not adjusted because including them would be anti-dilutive.

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POINTS.COM INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

As at December 31, 2021, 997,200 options (2020 - 1,021,156) were excluded from the diluted weighted average number of common shares outstanding calculation as their effect would have been anti-dilutive. The average market value of the Corporation's shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

18. LONG TERM DEBT

On December 10, 2019, the Corporation entered into a $50,000 senior secured revolving credit facility with the Royal Bank of Canada and the Bank of Nova Scotia. The credit facility is available for general corporate purposes, including the financing of working capital, capital expenditures and acquisitions. This credit facility has a three-year maturity with no fixed repayment dates prior to the end of the three-year term ending December 10, 2022. Depending on the type of advance, interest rates under the credit facility are based on Canada prime rate, US base rate, Bankers' Acceptance (BA), London Interbank Offered Rate (LIBOR) or Euro Interbank Offered Rate (EURIBOR) plus an additional 0.75% to 2.00%.

On November 23, 2020, the Corporation entered into an agreement with the lenders to amend the existing senior secured credit facility (the "Amendment"). Under the terms of the Amendment, the financial covenants which included the net senior leverage ratio, the interest coverage ratio, and the fixed charge coverage ratio were replaced through to June 30, 2021 with a minimum Adjusted EBITDA and a minimum liquidity test, with the Corporation agreeing to extend the Minimum Adjusted EBITDA test two additional quarters. Under the Amendment, the Corporation also agreed to reduce the facility size from $50,000 to $40,000. The Corporation also agreed to not initiate any purchases under the NCIB program and to restrict payments related to the RSU plan up to June 30, 2021. The amended credit facility also included an anti-cash hoarding clause, which required a repayment of excess cash borrowings when the Corporation's unrestricted cash and cash equivalents, plus amounts receivable from payment processors less amounts owing to loyalty partners, exceeds $25,000. Beginning in the third quarter of 2021, this amount was increased to $30,000. On November 10, 2021, the Corporation entered into an agreement with the lenders to further amend the senior secured credit facility to revise the Minimum Adjusted EBITDA requirement for the fourth quarter of 2021.

Under the Amendment on November 23, 2020, the Corporation has negotiated with the lenders to replace London Interbank Offered Rate (LIBOR) with the Secured Overnight Financing Rate (SOFR) as the recommended benchmark replacement. Drawdowns and advances under the amended credit facility are based on Canada prime rate, US base rate, Bankers' Acceptance (BA), Secured Overnight Financing Rate (SOFR) or Euro Interbank Offered Rate (EURIBOR) plus an additional 1.75% to 2.75%.

As at December 31, 2020, the Corporation had a one month LIBOR Advance of $15,000 outstanding at an interest rate of 2.94% under the credit facility. At the end of the fourth quarter of 2020, the Corporation's cash levels increased to an amount which triggered a repayment of $3,500 under the anti-cash hoarding clause of the amended credit facility. This repayment was made subsequent to the 2020 year end and was presented as current portion of long term debt on the consolidated statements of financial position as at December 31, 2020. The remaining balance of $11,500 was recorded as long term debt on the consolidated statements of financial position and was subsequently repaid during the first quarter of 2021.

For the remainder of the year and as at December 31, 2021, the Corporation did not have any borrowings on the senior secured credit facility.

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POINTS.COM INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

The Corporation was in compliance with all applicable covenants under the amended credit facility agreement as at December 31, 2021 and 2020.

Capital management

The Corporation's financial strategy is designed and formulated to maintain a flexible capital structure to allow the Corporation the ability to respond to changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Corporation could issue new shares, repurchase shares, approve regular or special dividends or issue debt. The above noted credit facility provides the Corporation with additional financial flexibility. The Corporation's senior management is responsible for managing capital through regular reviews of financial information to ensure sufficient resources are available to meet operating requirements and investments to support its long term growth strategy. The Board of Directors is responsible for overseeing this process. The Corporation's financing and refinancing decisions are made on a specific transaction basis and depend on such things as the Corporation's needs and market and economic conditions at the time of the transaction. The Corporation may invest in long or short term investments depending on liquidity requirements. The Corporation does not have any externally imposed capital compliance requirements other than those required to maintain its credit facility.

19. SHARE-BASED COMPENSATION

As at December 31, 2021, the Corporation had two share-based compensation plans for its employees: a share option plan and a share unit plan.

Share option plan

Under the share option plan, employees are periodically granted options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. Expected volatility is determined by the amount the Corporation's daily share price fluctuated over a period commensurate with the expected life of the options. During the year ended 2021 and 2020, the Corporation did not grant any options under this plan.

During the year ended December 31, 2021, the Corporation recognized expense of $381 related to its share option plan.

In 2020, the adverse impact of COVID-19 pandemic on the business has adversely affected the probability of achieving certain performance thresholds of the performance options previously granted. During the first and the fourth quarters of 2020, the Corporation used the modified grant-date method and reassessed the probability of achieving the specified performance metrics for the performance options based on the most likely outcome, which resulted in a recovery of share option expense for 2020. During 2020, the Corporation recognized a recovery of employment costs of $464 related to its share option plan.

Subsequent to the year ended December 31, 2021, the Corporation modified certain non-market performance conditions of its performance option plan. The Corporation accounted for the modification, which will result in a one-time additional share option expense adjustment in the approximate range of $1.3 million to $1.7 million relating to 2021 and prior years, to be recorded in the first quarter of 2022.

The share option plan authorized the number of options for grant to be determined based on 10% of the larger of the outstanding shares as at March 2, 2016 or any time thereafter. The options available for grant as at December 31, 2021 and 2020 are shown in the table below:

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POINTS.COM INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted
	December 31, 2021	December 31, 2020
Shares outstanding as at March 2, 2016	15,298,602	15,298,602
Percentage of shares outstanding	10%	10%
Number of options authorized	1,529,860	1,529,860
Less: options issued & outstanding	(997,200)	(1,021,156)
Options available for grant	532,660	508,704

As at December 31, 2021, 997,200 performance options were outstanding (2020 - 997,200 performance options and 23,956 options). A summary of the status of the Corporation's share option plan as of December 31, 2021 and 2020, and changes during the years ended on those dates is presented below.

	2021		2020
	Number of Options	Weighted Average Exercise Price (in CAD$)	Number of Options	Weighted Average Exercise Price (in CAD$)
Beginning of year	1,021,156	$14.54	1,321,288	$14.26
Exercised	(23,956)	$10.50	(150,511)	$12.19
Expired and forfeited	-	-	(149,621)	$14.46
End of year	997,200	$14.63	1,021,156	$14.54
Exercisable at end of year	-	-	23,956	$10.50

For the year ended December 31, 2021:

	Options outstanding			Options exercisable
Range of Exercise Prices (in CAD$)	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (in CAD$)	Number of options	Weighted average exercise price (in CAD$)
$10.00 to $14.99	745,200	2.95	$13.93	-	-
$15.00 to $19.99	252,000	3.63	$16.72	-	-
	997,200			-

For the year ended December 31, 2020:

	Options outstanding			Options exercisable
Range of Exercise Prices (in CAD$)	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (in CAD$)	Number of options	Weighted average exercise price (in CAD$)
$5.00 to $9.99	14,570	0.19	$9.89	14,570	$9.89
$10.00 to $14.99	754,586	3.91	$13.90	9,386	$11.45
$15.00 to $19.99	252,000	4.63	$16.72	-	-
	1,021,156			23,956

Share unit plan

During 2021, 287,431 share units were granted (2020 - 522,231). As at December 31, 2021, 486,947 RSUs and 39,244 PSUs were outstanding, respectively (2020 - 570,126 RSUs and no PSUs).

During 2021, the Corporation recognized employment costs of $6,272 (2020 - $3,593) related to its share unit plan.

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POINTS.COM INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted
	Number of Share Units	Weighted Average Fair Value (in CAD$)
Balance at January 1, 2021	570,126	$15.06
Granted	287,431	$17.67
Vested	(301,137)	$14.26
Forfeited	(30,229)	$14.85
Balance at December 31, 2021	526,191	$16.95

	Number of Share Units	Weighted Average Fair Value (in CAD$)
Balance at January 1, 2020	496,942	$14.63
Granted	522,231	$15.36
Vested	(400,490)	$14.99
Forfeited	(48,557)	$14.53
Balance at December 31, 2020	570,126	$15.06

Under the Share Unit Plan, share units can be settled in cash or shares at the Corporation's discretion. The Corporation intends to settle all share units in equity at the end of the vesting period. To fulfill this obligation, the Corporation has appointed a trustee to administer the program and purchase shares from the open market through a share purchase trust on a periodic basis. During 2021, 188,000 shares (2020 - nil) were purchased by the trust at a cost of $3,257 (2020 - nil). The Corporation paid certain withholding taxes in cash rather than reselling shares held in trust into the market. During 2021, 301,137 RSUs (2019 - 400,490) vested, for which the Corporation settled 152,424 RSUs (2020 - 291,608) through the issuance of shares held in trust and paid $2,527 (2020 - $1,209) of withholding taxes. As at December 31, 2021, 231,282 of the Corporation's common shares were held in trust for this purpose (2020 - 195,706).

20. FINANCIAL INSTRUMENTS

The Corporation has exposure to the following risks from its use of financial instruments:

•     credit risk

•     liquidity risk

•     market risk

This note presents information about the Corporation's exposure to each of the above risks, the Corporation's objectives, policies and processes for measuring and managing risk, and the Corporation's management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Corporation's risk management framework. The Corporation's risk management policies are established to identify and analyze the risks faced by the Corporation, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Corporation's activities. The Corporation, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Corporation's Audit Committee oversees how Management monitors compliance with the Corporation's risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Corporation.

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POINTS.COM INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

Credit risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Corporation's receivables from customers.

The Corporation's cash and cash equivalents and cash held in trust also subject the Corporation to credit risk. The Corporation has term deposits, consistent with its practice of protecting its capital rather than maximizing investment yield. The Corporation manages credit risk by investing in cash equivalents and term deposits from financial institutions rated at BBB or R1 or above.

The Corporation, in the normal course of business, is exposed to credit risk from its customers and the accounts receivable are subject to normal industry risks. The Corporation usually provides various loyalty currency services to loyalty program partners which normally results in an amount payable to the loyalty program partner in excess of the amount held in accounts receivable, which mitigates the credit risk. The Corporation also manages and analyzes its accounts receivable on an ongoing basis and hence the Corporation's exposure to bad debts has not been significant.

The aging of accounts receivable as at December 31, 2021 and 2020 are as follows:

	December 31, 2021	December 31, 2020
Current	$9,509	$1,990
Past due 31-60 days	160	328
Past due 61-90 days	90	34
Past due 91-120 days	32	24
Past due over 120 days	150	376
Trade accounts receivable	9,941	2,752
Less allowance for doubtful accounts	(37)	(169)
Net trade accounts receivable	9,904	2,583
Other receivables	3,195	976
Accounts receivable	$13,099	$3,559

The following table provides the change in allowance for doubtful accounts for trade accounts receivable:

	2021	2020
Balance, beginning of year	$169	$188
Reversal of doubtful accounts	(17)	(13)
Bad debts written off, net of recoveries	(115)	(6)
Balance, end of year	$37	$169

The provision for (recovery of) doubtful accounts has been included in General and administrative expenses in the consolidated statements of comprehensive loss and is net of any recoveries of amounts that were provided for in a prior period. The carrying amount of the Corporation's current financial assets represent its maximum exposure to credit risk.

Liquidity risk

Liquidity risk is the risk that the Corporation will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Corporation actively maintains access to adequate funding sources to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities as at December 31, 2021 and 2020:

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POINTS.COM INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted
		Contractual Cash Flow Maturities
As at December 31, 2021	Carrying Amount	Total	Within 1 year	1 year to 3 years	3 years and beyond
Accounts payable and accrued liabilities	$9,307	$9,307	$9,307	$-	$-
Income taxes payable	1,560	1,560	1,560	-	-
Payable to loyalty program partners	75,275	75,275	75,275	-	-
	$86,142	$86,142	$86,142	$-	$-

		Contractual Cash Flow Maturities
As at December 31, 2020	Carrying Amount	Total	Within 1 year	1 year to 3 years	3 years and beyond
Accounts payable and accrued liabilities	$5,766	$5,766	$5,766	$-	$-
Income taxes payable	489	489	489	-	-
Payable to loyalty program partners	50,629	50,629	50,629	-	-
Long term debt including interest payments(1)	15,000	15,522	3,502	12,020	-
	$71,884	$72,406	$60,386	$12,020	$-

1 Interest on long term debt is based on LIBOR and SOFR rate as at year end 2020, which represents Management's best estimate based on information available.

Management believes that cash on hand, future cash flows generated from operations and availability of current and future funding will be adequate to repay these financial liabilities when they become due.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Corporation's cash flows or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Currency risk

The Corporation has customers and suppliers that transact in currencies other than the USD which gives rise to a risk that earnings and cash flows may be adversely affected by fluctuations in foreign currency exchange rates. The Corporation is primarily exposed to the Canadian dollar, the Euro, Japanese Yen and the British Pound. The Corporation has entered into foreign exchange forward contracts to reduce the foreign exchange risk with respect to Canadian dollar denominated disbursements. Revenues earned from the Corporation's partners based in Canada are contracted in and paid in Canadian dollars. The Corporation uses these funds to fund the Canadian operating expenses thereby reducing its exposure to foreign currency fluctuations.

As at December 31, 2021, forward contracts with a notional value of $25,417 (December 31, 2020 - $18,830), and in a net liability position of $164 (2020 - net asset position of $827), with settlement dates extending to December 2022, have been designated as cash flow hedges for hedge accounting treatment under IFRS 9, Financial Instruments. These contracts are intended to reduce the foreign exchange risk with respect to anticipated Canadian dollar denominated expenses.

The change in fair value of derivatives designated as cash flow hedges is recognized in OCI, except for any ineffective portion, which is recognized immediately in the foreign exchange gain or loss. As at December 31, 2021 and 2020, all hedges were considered effective. Realized gains and losses in accumulated other comprehensive income are reclassified to profit or loss in the same period as the corresponding hedged items are recognized in income. In 2021, total realized gains of $1,134 were reclassified to profit or loss for Canadian dollar currency hedges (2020 - $384 total realized losses). The carrying amount of hedging derivatives designated in cash flow hedges that mature within one year is included in prepaid expenses, deposits and other assets and/or current portion of other liabilities.

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POINTS.COM INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

The Corporation holds balances in foreign currencies that give rise to exposure to foreign exchange risk. In general and strictly relating to the foreign exchange ("FX") gain or loss of translating certain non-USD balance sheet accounts, a strengthening US dollar will lead to an FX loss on assets and a gain on liabilities and vice versa. Sensitivity to a +/- 10% movement in all currencies held by the Corporation versus the USD would affect the Corporation's income before tax by $394 (2020 - $985) excluding the effect of hedging. Significant balances denominated in foreign currencies that are considered financial instruments are as follows:

As at December 31, 2021	CAD	GBP	EUR	JPY
FX Rates used to translate to USD	0.78588	1.34973	1.13249	0.00869
Balances below in source currency (in thousands)
Financial assets
Cash and cash equivalents	5,403	1,815	8,968	52,645
Cash held in trust	1,816	-	-	-
Funds receivable from payment processors	45	112	1,413	4,762
Accounts receivable	775	239	197	60,181
	8,039	2,166	10,578	117,588
Financial liabilities
Accounts payable and accrued liabilities	7,216	269	224	23,003
Payable to loyalty program partners	1,126	1,254	8,540	4,515
	8,342	1,523	8,764	27,518

As at December 31, 2020	CAD	GBP	EUR	JPY
FX Rates used to translate to USD	0.7849	1.3663	1.2278	0.009701
Balances below in source currency (in thousands)
Financial assets
Cash and cash equivalents	6,692	4,825	5,680	67,097
Cash held in trust	357	-	-	-
Funds receivable from payment processors	29	306	1,070	11,482
Accounts receivable	1,428	188	55	25,497
	8,506	5,319	6,805	104,076
Financial liabilities
Accounts payable and accrued liabilities	3,697	365	34	725
Payable to loyalty program partners	476	2,896	5,114	14,058
	4,173	3,261	5,148	14,783

Interest rate risk

The Corporation believes that a sudden change in market interest rates would not result in any significant impact on the results of operations or cash flows, due to the short-term nature of the investments.

Determination of fair value

For financial assets and liabilities that are valued at other than fair value on the consolidated statement of financial position (funds receivable from payment processors, accounts receivable, accounts payable and accrued liabilities and payable to loyalty program partners), fair value approximates the carrying value as at December 31, 2021 and 2020 due to their short-term maturities. The fair value of long-term debt approximates its carrying value as at December 31, 2020.

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POINTS.COM INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

A number of the Corporation's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Derivatives

The fair value of forward exchange contracts is based on valuations received from the derivative counterparty, which Management evaluates for reasonability. Fair values reflect the credit risk of the instrument and include adjustments to take into account the credit risk of the Corporation and the derivative counterparty when appropriate.

Fair value hierarchy

The Corporation has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, as disclosed below. However, considerable judgment is required to develop certain of these estimates. Accordingly, these estimated values are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instruments are discussed below.

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Quoted market prices for an identical asset or liability represent a Level 1 valuation. When quoted market prices are not available, the Corporation maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the use of significant unobservable inputs are considered Level 3. The carrying value of financial assets and financial liabilities measured at fair value in the consolidated statement of financial position as at December 31, 2021 and 2020 are as follows:

2021	Carrying Value	Level 2
Assets:
Foreign exchange forward contracts designated as cash flow hedges(i)	$118	$118
Liabilities:
Foreign exchange forward contracts designated as cash flow hedges(i)	(282)	(282)
	$(164)	$(164)
2020	Carrying Value	Level 2
Assets:
Foreign exchange forward contracts designated as cash flow hedges(i)	$827	$827
	$827	$827

(i) The carrying values of the Corporation's foreign exchange forward contracts are included in prepaid expenses, deposits and other assets and/or current portion of other liabilities in the consolidated statements of financial position.

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POINTS.COM INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted
There were no material financial instruments categorized in Level 1 or Level 3 as at December 31, 2021 and December 31, 2020 and there were no transfers of fair value measurement between Levels 2 and 3 of the fair value hierarchy in the respective periods.

21. GUARANTEES AND COMMITMENTS

	Total	Year 1(2)	Year 2	Year 3	Year 4	Year 5+
Revenue guarantees to loyalty partners(1)	$418,696	$164,658	$167,225	$86,813	$-	$-
Unconditional Purchase obligations(3)	$1,858	$994	$756	$108	$-	$-

(1) For certain loyalty partners, the Corporation guarantees a minimum level of purchase of points/miles, for each contract year, over the duration of the contract term between the Corporation and loyalty program partner. Management evaluates each guarantee at each reporting date and at the end of each contract year, to determine if the guarantee was met for that respective contract year.

(2) The guarantees and commitments schedule is prepared on a rolling 12-month basis. If a revenue guarantee has been met, it is removed from the disclosure above.

(3) The Corporation is committed to service agreements with minimum or fixed spend commitments with certain vendors.

22. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash balances related to operations are as follows:

For the year ended December 31	2021	2020
(Increase) Decrease in funds receivable from payment processors	$(1,946)	$8,507
(Increase) Decrease in accounts receivable	(9,540)	18,305
Decrease (Increase) in prepaid taxes	1,555	(1,566)
Increase in prepaid expenses, deposits and other assets	(1,291)	(1,094)
Decrease in other assets	202	14
Increase (Decrease) in accounts payable and accrued liabilities	3,579	(8,031)
Increase (Decrease) in income taxes payable	1,071	(1,837)
Increase in other liabilities	596	12
Increase (Decrease) in payable to loyalty program partners	24,646	(27,641)
	$18,872	$(13,331)

23. RELATED PARTIES

Transactions with key management personnel

Compensation

In addition to their salaries, the Corporation also provides non-cash benefits to directors and executive officers. Directors and executive officers participate in the Corporation's share-based compensation plans (Refer to Note 19).

Key management personnel compensation comprised the following:

For the year ended December 31
(In thousands of Canadian dollars)	2021	2020
Short-term employee salaries and benefits	$2,336	$2,727
Share-based compensation	5,068	2,572
Total compensation	$7,404	$5,299

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POINTS.COM INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

24. RECLASSIFICATION OF EXPENSES

During the first quarter of 2021, the Corporation updated its expense classification to align the presentation with how Management views the business internally and to make its reporting more relevant and comparable to other technology enabled platform companies. The prior period comparatives have been reclassified to conform to the current period presentation. As part of this reclassification, Foreign exchange gain/loss is no longer included in Total operating expenses. The reclassification did not result in a change in Income (Loss) before income taxes. Under the current presentation, Employment costs, Marketing and communications, Technology services and Other operating expenses are now reclassified as Sales and marketing, Research and development and General and administrative.

Sales and marketing

Sales and marketing expenses consist primarily of employment costs, including share-based compensation expense and other personnel related expenses, for business development, marketing, account management, data analytics, partner delivery and other partner and customer facing functions. Other costs within sales and marketing include travel-related expenses, marketing agency and brand management costs, certain corporate overhead allocations and other general marketing expenses.

Research and development

Research and development expenses consist primarily of employment costs, including share-based compensation expense and other personnel related expenses, for product-related functions including product management, engineering, web design and development and product delivery resources. These costs also include certain corporate overhead allocations.

General and administrative

General and administrative expenses consist of employment costs, including share-based compensation expense and other personnel related expenses, for finance, accounting and treasury, legal, human resources, and the majority of the executive team. These costs also include corporate insurance, certain professional fees and software license costs, and other general corporate expenses.

The following are the classification of expenses for the year ended December 31, 2020 under the previous and current presentations.

Previous presentation:

For the year ended December 31	2020
OPERATING EXPENSES
Employment costs	$24,659
Marketing and communications	1,220
Technology services	2,767
Depreciation and amortization	4,859
Foreign exchange gain	(671)
Other operating expenses	6,724
Impairment charges	1,798
Total Operating Expenses	$41,356

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POINTS.COM INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

Current presentation:

For the year ended December 31	2020
OPERATING EXPENSES
Sales and marketing	$14,242
Research and development	10,725
General and administrative	10,403
Depreciation and amortization	4,859
Impairment charges	1,798
Total Operating Expenses	$42,027

Foreign exchange gain	(671)
$41,356

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